SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

dlw 9/29

CORPORATE INFORMATION

As at 7 September 2004

Board of Directors

Executive Directors
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Timothy David DATTELS*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei
Mr Giovanni ANGELINI
Mr HO Kian Guan
Mr TOW Heng Tan

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr TOW Heng Tan

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Company's Website

http://www.shangri-la.com

Financial Information

http://www.ir.shangri-la.com

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2004. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors is set out on page 3.

The consolidated profit attributable to shareholders for the six months ended 30 June 2004 increased to US$68.7 million (US2.97 cents per share) from US$5.6 million (US0.26 cents per share) in the same period last year.

During the current period, the Company, under an arrangement involving placement of existing shares and subscription top-up for new shares, issued 183,832,000 new shares at HK$7.4 per share. The consolidated net asset value increased to US$2,833.4 million (US$1.20 per share on the enlarged capital) as at 30 June 2004 from US$2,624.0 million (US$1.20 per share) as at 31 December 2003 and the Group's net borrowings (total of bank loans, overdrafts, convertible bonds and other borrowings less cash and bank balances) to shareholders' equity ratio reduced to 31.5% as at 30 June 2004 from 40.6% as at 31 December 2003.

The Directors have declared an interim dividend of **HK9 cents** per share for 2004 (2003: HK6 cents per share) payable on Tuesday, 7 December 2004, to shareholders whose names appear on the Registers of Members of the Company on Wednesday, 6 October 2004, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash (the "2004 Interim Scrip Dividend Scheme"). It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the 2004 Interim Scrip Dividend Scheme will be despatched to those entitled thereto on or about Tuesday, 7 December 2004.

The 2004 Interim Scrip Dividend Scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited (the "HKSE") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2004 wholly in cash. The issue price of the new shares to be issued under the 2004 Interim Scrip Dividend Scheme will be fixed with reference to the average closing prices of the shares of the Company quoted on the HKSE for the five consecutive trading days to be determined by the Directors. Thereafter, a press announcement setting out the basis of allotment and the issue price of new shares under the 2004 Interim Scrip Dividend Scheme will be published. A circular containing details of the 2004 Interim Scrip Dividend Scheme together with an election form, where applicable, will be sent to the relevant shareholders on or about Thursday, 21 October 2004.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by Shangri-La Asia Limited to review the interim financial report set out on pages 4 to 15.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7 September 2004

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	For the six months ended 30 June 2004 US$'000	2003 US$'000
Turnover		**340,834**	221,978
Cost of sales		**(141,178)**	(102,014)
Gross profit		**199,656**	119,964
Other revenues		**8,723**	12,529
Marketing expenses		**(14,879)**	(10,451)
Administrative expenses		**(26,098)**	(22,588)
Other operating expenses		**(68,391)**	(64,113)
Operating profit before finance costs		**99,011**	35,341
Finance costs		**(23,554)**	(23,232)
Operating profit	3	**75,457**	12,109
Share of results of associated companies		**29,265**	15,718
Profit before taxation		**104,722**	27,827
Taxation	4	**(30,439)**	(20,653)
Profit after taxation		**74,283**	7,174
Minority interests		**(5,594)**	(1,575)
Profit attributable to shareholders		**68,689**	5,599
Interim dividend		**27,298**	16,767
Basic earnings per share	5	**US2.97 cents**	US0.26 cents
Diluted earnings per share	5	**US2.93 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	**Unaudited As at 30 June 2004 *US$'000***	Audited As at 31 December 2003 *US$'000*
Non-current assets			
Fixed assets	6	**3,808,159**	3,761,606
Negative goodwill		**(112,938)**	(116,265)
Associated companies		**730,574**	721,589
Long term investments and receivable		**5,813**	1,844
Deferred tax assets		**4,911**	4,342
		4,436,519	4,373,116
Current assets			
Inventories		**18,313**	17,364
Accounts receivable, prepayments and deposits	7	**73,970**	59,731
Due from associated companies		**78,377**	79,291
Due from minority shareholders		**13,873**	13,873
Other investments		**44,522**	48,794
Cash and bank balances		**349,314**	150,343
		578,369	369,396
Current liabilities			
Accounts payable and accruals	8	**145,681**	147,583
Due to minority shareholders		**5,669**	5,888
Taxation		**5,967**	1,725
Bank loans, overdrafts and other borrowings		**131,680**	177,993
Dividend payable		**24,258**	–
		313,255	333,189
Net current assets		**265,114**	36,207
Total assets less current liabilities		**4,701,633**	4,409,323
Financed by:			
Share capital	9	**305,584**	282,003
Reserves		**2,190,719**	2,049,334
Retained profits		**309,797**	268,406
Proposed dividend		**27,298**	24,258
Shareholders' funds		**2,833,398**	2,624,001
Minority interests and loans		**393,869**	391,539
		3,227,267	3,015,540
Non-current liabilities			
Bank loans		**908,344**	1,037,218
Convertible bonds	10	**201,731**	–
Deferred taxation		**364,291**	356,565
		4,701,633	4,409,323

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	For the six months ended 30 June	
	2004	2003
	US$'000	*US$'000*
Net cash generated from operating activities	**65,173**	5,005
Net cash used in investing activities	**(60,318)**	(43,049)
Net cash generated from financing activities	**194,376**	21,366
Increase/(decrease) in cash and cash equivalents	**199,231**	(16,678)
Cash and cash equivalents at 1 January	**149,830**	126,723
Cash and cash equivalents at 30 June	**349,061**	110,045
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**349,314**	112,543
Bank overdrafts	**(253)**	(2,498)
	349,061	110,045

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Capital redemption reserve US$'000	Investment properties revaluation reserve US$'000	Share of investment properties revaluation reserve in associated companies US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Retained profits US$'000	Total US$'000
Total equity as at 1 January 2004	282,003	533,237	389,741	10,666	456,368	194,078	(137,586)	601,490	1,340	292,664	2,624,001
Exchange differences *(note 11)*	–	–	–	–	–	–	(9,231)	–	–	–	(9,231)
Net losses not recognised in the profit and loss account	–	–	–	–	–	–	(9,231)	–	–	–	(9,231)
Profit for the period	–	–	–	–	–	–	–	–	–	68,689	68,689
2003 proposed final dividend	–	–	–	–	–	–	–	–	–	(24,258)	(24,258)
Arising from issue of shares *(note 9)*	23,581	150,616	–	–	–	–	–	–	–	–	174,197
Total equity as at 30 June 2004	**305,584**	**683,853**	**389,741**	**10,666**	**456,368**	**194,078**	**(146,817)**	**601,490**	**1,340**	**337,095**	**2,833,398**
Total equity as at 1 January 2003	281,788	531,976	389,741	10,666	474,234	188,229	(161,136)	601,490	1,057	237,047	2,555,092
Deficit on valuation, net of deferred tax liabilities	–	–	–	–	–	(7,445)	–	–	–	–	(7,445)
Exchange differences *(note 11)*	–	–	–	–	–	–	1,263	–	–	–	1,263
Net gains/(losses) not recognised in the profit and loss account	–	–	–	–	–	(7,445)	1,263	–	–	–	(6,182)
Profit for the period	–	–	–	–	–	–	–	–	–	5,599	5,599
Total equity as at 30 June 2003	281,788	531,976	389,741	10,666	474,234	180,784	(159,873)	601,490	1,057	242,646	2,554,509

NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed accounts should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts for the current accounting period are consistent with those used in the annual accounts for the year ended 31 December 2003. In addition, the Group has issued convertible bonds during the period and the accounting policy adopted by the Group on convertible bonds is as follows:

Convertible bonds are stated in the balance sheet at face value plus the accrued redemption premium. The redemption premium is accrued using effective interest rate method. The issuance costs incurred for the arrangement of convertible bonds are capitalised and amortised on a straight-line basis over the period of convertible bonds.

2. Segmental reporting

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

2. Segmental reporting *(Continued)*

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results *(US$ million)*
For the six months ended 30 June 2004 (unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	71.0	101.4	42.5	49.0	21.6	41.2	14.1	-	340.8
Inter-segment sales	3.0	4.4	2.1	1.2	1.0	1.1	0.2	(13.0)	-
Total	74.0	105.8	44.6	50.2	22.6	42.3	14.3	(13.0)	340.8
Results									
Segment results	7.5	38.0	12.9	14.8	7.9	9.3	0.1	-	90.5
Interest income									2.0
Dividend income									0.5
Net realised gain on other investments									1.6
Net unrealised gain on other investments									4.2
Unallocated corporate expenses									(2.6)
Amortisation of negative goodwill									2.8
Operating profit before finance costs									99.0
Finance costs									(23.6)
Operating profit									75.4
Share of results of associated companies	-	26.7	-	0.9	-	1.2	0.5	-	29.3
Taxation									(30.4)
Minority interests									(5.6)
Profit attributable to shareholders									68.7

2. **Segmental reporting** *(Continued)*

Segment revenue and results ***(US$ million)***

For the six months ended 30 June 2003 (unaudited)

	The People's Republic of China Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	43.6	60.1	32.2	31.9	14.3	28.3	11.6	–	222.0
Inter-segment sales	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	–
Total	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
Results									
Segment results	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	–	22.5
Interest income									1.4
Dividend income									0.8
Net unrealised gain on other investments									9.4
Unallocated corporate expenses									(1.8)
Amortisation of negative goodwill									3.0
Operating profit before finance costs									35.3
Finance costs									(23.2)
Operating profit									12.1
Share of results of associated companies	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
Taxation									(20.6)
Minority interests									(1.6)
Profit attributable to shareholders									5.6

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Unaudited For the six months ended 30 June 2004		2003	
	Turnover ***US$ million***	**Segment Results** ***US$ million***	Turnover *US$ million*	Segment Results *US$ million*
Hotel operation				
– Room rentals	**170.0**		100.6	
– Food and beverage sales	**131.9**		92.4	
– Rendering of ancillary services	**24.3**		18.0	
	326.2	**83.6**	211.0	21.5
Hotel management and related service fees	**19.1**	**3.7**	11.5	(1.0)
Property rentals	**8.5**	**3.2**	7.8	2.0
Elimination	**(13.0)**	**–**	(8.3)	–
	340.8	**90.5**	222.0	22.5

3. Operating profit

	Unaudited For the six months ended 30 June	
	2004	2003
	US$'000	*US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**2,035**	1,402
Dividend income from other investments	**485**	796
Amortisation of negative goodwill	**2,849**	3,026
Net realised gain on other investments	**1,565**	27
Net unrealised gain on other investments	**4,215**	9,418
Charging		
Depreciation of fixed assets	**18,201**	17,385
Discarding of fixed assets due to properties renovations	**4,420**	8,682
Cost of inventories sold or consumed in operation	**43,549**	29,249
Staff costs	**88,353**	74,283
Total finance costs	**24,955**	23,918
Less: amount capitalised	**(1,401)**	(686)
Net finance costs expensed	**23,554**	23,232

4. Taxation

	Unaudited For the six months ended 30 June	
	2004	2003
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the period	**1,904**	216
– Deferred	**1,263**	1,901
Taxation outside Hong Kong		
– Provision for the period	**11,318**	3,502
– Deferred	**6,218**	9,077
Share of taxation attributable to associated companies	**9,736**	5,957
	30,439	20,653

(a) Hong Kong profits tax is provided at 17.5% (2003: 17.5%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

4. **Taxation** *(Continued)*

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

5. **Earnings per share**

(a) Basic earnings per share of US2.97 cents (2003: US0.26 cents) is calculated based on the profit attributable to shareholders of US$68,689,000 (2003: US$5,599,000) and the weighted average number of 2,311,644,810 shares (2003: 2,179,656,182 shares) in issue during the period.

(b) Diluted earnings per share for the period of US2.93 cents is calculated based on the adjusted profit attributable to shareholders of US$70,632,000 (arrived at after adding back the finance costs of the convertible bonds of US$1,943,000) divided by the deemed weighted average number of 2,412,686,542 issued and issuable shares. The deemed weighted average number of shares outstanding during the period is based on the weighted average number of shares in issue during the period after adjusting for the potential weighted average dilutive effects of the exercise of all the outstanding share options under the New Option Scheme (1,891,153 shares) and the conversion of all the convertible bonds (99,150,579 shares). The effects of anti-dilutive potential shares under the Executive Option Scheme have not been taken into account in calculating the diluted earnings per share.

Diluted earnings per share in 2003 was the same as the basic earnings per share as there was no dilution effect arising from the share options granted by the Company.

Details of the New Option Scheme and the Executive Option Scheme are stated under the section headed "Share Options".

6. **Fixed assets**

Total addition to costs of fixed assets including expenditure on properties under development and land cost instalments for the six months ended 30 June 2004 amounted to US$81,980,000. Fixed assets with a net book value of US$5,112,000 were discarded due to properties renovations and recorded a loss of US$4,420,000. The Group also disposed fixed assets with a net book value of US$416,000 during the period and recorded a loss on disposal of US$245,000.

7. **Accounts receivable, prepayments and deposits**

The ageing analysis of trade debtors as at 30 June 2004 was as follows:

	Unaudited 30 June 2004 *US$'000*	Audited 31 December 2003 *US$'000*
0–3 months	**32,359**	31,723
4–6 months	**1,441**	985
over 6 months	**1,518**	1,109
	35,318	33,817

The Group has a defined credit policy. The general credit term is 30 days.

8. Accounts payable and accruals

The ageing analysis of trade creditors as at 30 June 2004 was as follows:

	Unaudited 30 June 2004 *US$'000*	Audited 31 December 2003 *US$'000*
Accounts payable in the next:		
0–3 months	**25,710**	28,105
4–6 months	**873**	549
over 6 months	**1,407**	1,731
	27,990	30,385

9. Share capital

	No. of shares	**Unaudited** *US$'000*
Authorised – Ordinary shares of HK$1 each		
At 1 January and 30 June 2004	**5,000,000,000**	**646,496**
Issued and fully paid – Ordinary shares of HK$1 each		
At 1 January 2004	2,181,329,271	282,003
Issue of new shares on 23 February 2004	183,832,000	23,568
Allotment of new shares arising from the exercise of share option by an option holder on 31 May 2004	100,000	13
As at 30 June 2004	**2,365,261,271**	**305,584**

In February 2004, the Company under an arrangement involving placement of existing shares and subscription *top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain companies within the* Kuok Group. The associated issuing expenses were US$295,000. The net proceeds from such issue were approximately HK$1,358 million.

A share option holder exercised all his rights on 100,000 shares in May 2004 at an exercise price of HK$6.81 per option share.

10. Convertible bonds

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009, in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the maturity date. The net proceeds from such issue were approximately US$196.4 million.

11. Exchange differences arising on translation

The amount of US$9,231,000 (2003: US$1,263,000) represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

12. Related party transactions

	Unaudited For the six months ended 30 June 2004 US$'000	2003 US$'000
(a) Transactions with companies within the Kuok Group		
Receipt of hotel management and related services and royalty fees	**1,404**	914
Reimbursement of office expenses	**764**	516
Payment of office rental, administration and related expenses	**40**	265
Payment of land rental for hotel site	**912**	729
Payment of insurance premium, godown and transportation rental	**921**	865
Payment of renovation project service fees and reimbursement of staff cost	**60**	49
Receipt of laundry service fees	**421**	302
(b) Transactions with associated companies		
Receipt of hotel management and related services and royalty fees	**2,216**	1,255

	As at 30 June 2004 US$'000	As at 31 December 2003 US$'000
(c) Financial assistance provided to companies within the Kuok Group		
Balance of loan to an investee company	**1,350**	1,470
Balance of loan to an associated company	**31,096**	31,316
(d) Financial assistance provided by companies within the Kuok Group		
Balance of loan to subsidiaries	**16,337**	16,217
(e) Financial assistance provided to an associated company		
Balance of loan to an associated company	**21,718**	9,735

There are no material changes to the terms of these transactions during the period.

Save as mentioned above and under note 9 above and 13 (a) (i) below, there is no other disclosure required to be made under SSAP 25.

13. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 30 June 2004, contingent liabilities of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associated companies. The Group's guarantees on the utilised amount of the banking facilities amounted to US$32,199,000 (31 December 2003: US$9,986,000 for an associated company).

(ii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$6,900,000) (31 December 2003: A$10,000,000).

13. **Contingent liabilities and charges over assets** *(Continued)*

(b) **Charges over assets**

As at 30 June 2004, there was no charge over any assets of the Group (31 December 2003: Bank loan and banking facility of a subsidiary amounting to US$11,765,000 were secured by charges over the investment property and other fixed assets of the subsidiary with net book values totaling US$64,706,000 and other assets totaling US$3,381,000. Bank loan of a subsidiary amounting to US$4,201,000 was secured by charges over other investment of the subsidiary with net book value totaling US$12,349,000).

Apart from the aforesaid, the Group did not have any material contingent liabilities or charges over assets as at 30 June 2004.

14. **Commitments for capital expenditure**

The Group's capital commitments including amounts in respect of on-going capital expenditure at existing properties and its commitments to development projects amounted to approximately:

	Unaudited 30 June 2004	Audited 31 December 2003
	US$'000	*US$'000*
Contracted but not provided for	**105,271**	142,757
Authorised by Directors but not contracted for	**802,911**	749,693
	908,182	892,450

15. **Subsequent events**

(a) The 2003 final dividend was paid on 28 July 2004 as follows: HK$184,828,000 (US$23,696,000) was paid in cash and 567,268 new shares of par value HK$1.00 each of the Company were issued to those eligible shareholders elected to receive the 2003 final dividend in shares in lieu of cash.

(b) On 23 July 2004, the Group disposed 3,000,000 shares of Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB") for a cash consideration of RM3.3 million (equivalent to US$0.9 million). A further 4,000,000 shares of SHMB were disposed on 30 August 2004 for a cash consideration of RM4.6 million (equivalent to US$1.2 million). SHMB is one of the principal subsidiaries of the Group which is listed on Bursa Malaysia Securities Berhad. As a result, the Group's effective interest in SHMB has reduced from 54.37% to 52.78%. The Group recorded a total loss on disposal of approximately US$1.2 million which will be charged to the profit and loss account.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

Following the opening for business of the Shangri-La Hotel, Zhongshan in Mainland China on 9 January 2004, the Group has equity interest in 37 operating hotels as at 30 June 2004.

The hotel business recovered quickly in the second half of 2003 following the lifting of travel advisories for Severe Acute Respiratory Syndrome ("SARS") in June 2003. In addition, following the completion of some of the hotels' on-going major improvements and renovations, the renovated and upgraded products have been available for sale to coincide with the turn-around in business conditions. These include the Kowloon Shangri-La, Hong Kong, the Valley Wing of the Shangri-La Hotel, Singapore and Shangri-La's Mactan Island Resort, Cebu by end of October 2003; and Shangri-La's Tanjung Aru Resort, Kota Kinabalu in November 2003. Consequently, performance of the Group's hotels generally for the first half of 2004 has improved significantly, with the exception of the hotels in Myanmar and Indonesia which continue to suffer on account of the countries' political and economic problems. Overall weighted average room yield for the period increased by 69% compared to last year.

The key performance indicators are as follows:

	2004 Weighted Average			2003 Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**66**	**199**	**145**	35	189	88
Mainland China	**70**	**97**	**69**	44	81	36
Singapore	**73**	**114**	**81**	47	104	53
The Philippines	**69**	**100**	**68**	55	88	48
Malaysia	**71**	**63**	**44**	47	60	31
Thailand	**78**	**108**	**81**	47	106	54
Fiji	**54**	**90**	**68**	53	88	46
Indonesia	**47**	**94**	**42**	35	91	27
Myanmar	**46**	**33**	**15**	33	37	12

Note: The room yields ("RevPAR") of hotels under renovation has been computed by excluding the number of rooms under renovation.

The Group will continue its aggressive marketing campaigns and strengthen its marketing networks and brand identity to enable it to maximise its revenue potential and enhance its market position. In this connection, a new television commercial program was launched in June 2004 on both regional and local television stations and on the Group's global airline partner network's in-flight video systems.

OPERATIONS REVIEW *(Continued)*

(Performance compared to the corresponding period last year)

Revenues *(Continued)*

Hotel Management

The hotel management arm of the Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 30 June 2004, it also had hotel management contracts in respect of 6 operating hotels and technical services and hotel management contracts in respect of 13 hotel projects owned by third parties. Aided by the strong recovery of the hotels' business, the hotel management arm of the Group recorded a 66% increase in revenues before consolidation adjustments and profit before tax and before consolidation adjustments of US$3.4 million for the period, compared to a loss of US$1.2 million in the previous year.

Property Rentals

The Group's other investment properties are located principally in Shanghai and Beijing and are owned by associated companies. The overall yields of the office space in these two cities registered an increase during the period ranging from 4% to 6%. Except for the Shanghai Centre which registered a decline in yields by 8% as occupancy dropped from 100% to 91%, the yields for commercial space in these two cities also registered an increase ranging from 2% to 7%. Yields of the serviced apartments in the Shanghai Kerry Centre and the Shanghai Centre recorded an increase by 5% and 10%, respectively. However, the yields of the serviced apartments in Beijing continue to suffer due to over supply. Yields of the serviced apartments in the Beijing Kerry Centre recorded a decline of 26% while those at the China World Trade Center registered a decline of 42% due to an increase in the average leasable area by 96% compared to the previous year, upon completion of major renovation.

The serviced apartments in the Century Tower Apartments, Dalian recorded a 10% increase in yields, with the occupancy rate increasing to 68%.

In Singapore, yields of serviced apartments increased by 14% while the yields of the commercial space registered a marginal increase by 1%. Yields of the office space registered a decline of 7%.

In Bangkok, yields of the office registered an increase of 60% supported by an increase in the occupancy rate from 55% to 76%.

In Kuala Lumpur, yields of the office space remained unchanged, while yields of the commercial space and serviced apartments increased by 4% and 16%, respectively. In Johor Bahru, yields of both the commercial and office space remained unchanged.

Consolidated Profits

Consolidated profits attributable to shareholders increased substantially from US$5.6 million in the previous year to US$68.7 million largely due to the recovery of the hotel business after the SARS period. Last year's results were also affected by the write off of the residual value of fixed assets by US$8.7 million following major renovations to the Valley Wing of the Shangri-La Hotel, Singapore (owned by a wholly owned subsidiary) compared to the current period's total write off of US$4.4 million before adjustment of minority interests (US$3.3 million after minority interests) mainly attributable to renovations at Shangri-La's Fijian Resort, Yanuca Island.

Consolidated Net Asset Value and Gearing Ratio

The Group's net asset value increased from US$2,624.0 million as at 31 December 2003 to US$2,833.4 million largely due to the issuance of 183,832,000 new shares at HK$7.4 per share in February 2004 and the profits recorded during the period. The Group has also raised additional funds by issuing zero coupon guaranteed convertible bonds due March 2009 in the aggregate principal amount of US$200 million in March 2004. The net proceeds from such issue amounted to approximately US$196.4 million. Pending use of these proceeds to finance the development of new hotels, such proceeds have been temporarily used principally to reduce the indebtedness of the Group or placed in short term deposits. The net borrowings to shareholders' equity ratio improved from 40.6% as at 31 December 2003 to 31.5%.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

The analysis of borrowings outstanding as at 30 June 2004 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2004				
	Repayment				
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Convertible bonds	–	–	201.7	–	201.7
Corporate bank loans	–	–	765.4	–	765.4
Project bank loans and overdrafts	114.2	57.2	42.4	43.3	257.1
Floating rate notes	17.5	–	–	–	17.5
Total borrowings	131.7	57.2	1,009.5	43.3	1,241.7
Undrawn but committed facilities					
Bank loans and overdrafts	88.0	29.2	344.5	26.1	487.8

CORPORATE DEBT AND FINANCIAL CONDITIONS *(Continued)*

The currency-mix of the borrowings, and cash and bank balances as at 30 June 2004 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	**799.5**	**17.6**
In Singapore dollars	**122.1**	**1.9**
In Malaysian Ringgit	**43.7**	**2.3**
In Renminbi	**69.8**	**73.6**
In United States dollars	**206.6**	**225.0**
In Thai Baht	**–**	**18.2**
In Philippine Pesos	**–**	**4.1**
In Fiji dollars	**–**	**6.2**
In other currencies	**–**	**0.4**
	1,241.7	**349.3**

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds and SIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2004, of the Group's cash and bank balances, US$146.0 million (31 December 2003: US$63.8 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Fiji and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies consistently followed by the Group aim to:

(a) Minimise interest exposure

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The proceeds from the issue of new shares in February 2004 and the convertible bonds in March 2004 have also been temporarily used principally to reduce the borrowings or placed in short term deposits to minimise interest costs pending use for financing the development of new hotels. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 30 June 2004, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

TREASURY POLICIES *(Continued)*

(b) Minimise currency exposure

The Group has an economic hedge in terms of currency risk to the extent that all of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of its hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the general expectations about the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, subsidiaries in Mainland China have contracted bank loan facilities partly in Renminbi and partly in Hong Kong dollars. During the period, the subsidiary in Fuzhou obtained new bank loan facilities in an aggregate amount of Hong Kong dollars 218 million to finance the hotel's development cost. In July 2004, a subsidiary concluded a new bank loan facility of Singapore dollars 50 million to meet its working capital requirement.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

OTHER INVESTMENTS

The Group continued to gradually dispose its investment portfolio in marketable securities. During the period, this disposal for US$10.1 million recorded realised gains of US$1.6 million (both before and after adjustment for minority interests). As at 30 June 2004, the market value of the Group's investment portfolio was US$44.5 million which included an unrealised gain of US$4.2 million before adjustment of minority interests (US$4.1 million after minority interests). The investment portfolio included 13,195,055 shares in the Company ("such SA shares") with a market value of US$12.9 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 16,738,589 shares in Kerry Properties Limited with a market value of US$25.4 million as at 30 June 2004.

NEW PROJECTS AND RENOVATION PROGRAMMES

In Mainland China, construction work on the Shangri-La Hotel, Fuzhou is approaching the final stage and the hotel is scheduled to open for business in December 2004. The extension to the Pudong Shangri-La, Shanghai ("SLPU") is expected to open in mid 2005. The future incremental costs to complete these two projects are estimated at US$111.0 million and will be mainly financed by project loans and the operating surplus of SLPU.

NEW PROJECTS AND RENOVATION PROGRAMMES *(Continued)*

The Group has commenced development work for new hotels to be built in Mainland China viz. Chengdu, Futian in Shenzhen and Guangzhou. Planning submissions for the new hotel developments in Guilin, Ningbo, Wenzhou and Xian have been initiated. In June 2004, the independent shareholders of the Company and Kerry Properties Limited approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of sites in Jingan District, Shanghai in which the Group will have 48.5% interest. Construction on the sites in Jingan to develop a high-end composite development consisting of office, residential, serviced apartments, retail and a luxury hotel is expected to commence in early 2005 as soon as the joint acquisition of the remaining parcels of land and all local registrations and approvals are obtained in the second half of 2004. In Thailand, construction work on the resort in Chiang Mai is about to commence. These new hotels/development are expected to progressively open for business from mid 2006 through 2008. Subsequent to 30 June 2004, the Group has also acquired the land in Baotou in Mainland China for future hotel development. All these commitments will be mainly financed by the existing surplus cash on hand, disposal of other investments, future operating surpluses, the available undrawn borrowing facilities and locally contracted project loans, where appropriate. The Group has adequate resources to finance all these projects.

The Group constantly assesses the need to renovate or upgrade the hotels' facilities and introduce new concepts. The Group has also commenced the installation of high-end spa facilities in some of its hotels and resorts with the first one in the Shangri-La Hotel, Bangkok opening for business in July 2004. Current on-going major renovations include the guestrooms of the Island Shangri-La, Hong Kong, Shangri-La Hotel, Beijing and Shangri-La's Fijian Resort, Yanuca Island.

The Group has also recently launched its state-of-the-art Central Reservations and Customer Information Systems which involved an investment of over US$3 million. These systems ensure that negotiated rates can be booked through all distribution channels and offer improved levels of guest recognition through a quicker sharing of individual preferences at all the hotels under the Group's management. Members of the Group's frequent guest recognition programme "Golden Circle" will soon be able to manage their relationship with the Group through the Group's website.

MANAGEMENT CONTRACTS

The Group signed three new hotel management contracts during the period, which included the successful rebranding of a hotel as the Shangri-La Hotel, the Marina, Cairns (Australia) on 4 August 2004. The other two contracts concern two new developments – the Traders Hotel, Suzhou in Mainland China and the Shangri-La Hotel, Vancouver which are expected to open for business in mid 2005 and early 2008, respectively. The new hotel in Vancouver signals the Group's expansion into the North American market and is an important step in the Group's expansion plans to develop/manage hotels in international gateway cities around the world. In March 2004, the Group terminated its management contract for the Shangri-La Hotel, Zhengzhou in Mainland China due to the inordinate delays in project implementation. On 4 July 2004, the Traders Hotel, Dubai commenced operations.

MANAGEMENT CONTRACTS *(Continued)*

As of the date of this report, the Group has hotel management and technical services contracts with 8 operating hotels and 11 hotel projects owned by third parties. Among the 11 hotel projects under development, the Traders Fudu Hotel, Changzhou in Mainland China, the Shangri-La Hotel, New Delhi and the Shangri-La Maldives Resort & Spa, Villingili Island are expected to open for business in December 2004, January 2005 and April 2005, respectively. The remaining 8 hotels located in Kuala Lumpur, Muscat, Doha, Vancouver and in Mainland China viz. Kunshan, Haikou, Sanya and Suzhou will progressively open for business from mid 2005 through early 2008.

The Group believes that these management contracts will significantly underpin the brand strength and improve returns without capital commitments.

PROSPECTS

The operating performance of the hotels in the first half of this year has been encouraging and this momentum has been maintained in the first two months of the second half. Barring any major adverse developments in the global or regional economic situation, the Group expects the trend to continue for the remainder of this year.

Mainland China continues to be the focus for the Group's investments in new hotels, given its healthy economic growth supported by a commensurate increase in international and domestic travel. Also, given the Group's extensive presence in the country, as increasing numbers of Mainland Chinese travel overseas, the Group's hotels outside Mainland China are expected to capture a larger share of this outbound market.

The Group also intends to sell all assets it considers "non-core" at a favourable price as and when suitable opportunities arise. Funds released thereby, will be used to finance the Group's capital expenditure commitments, thereby reducing reliance on debt finance. To this end, the Group's subsidiaries SHMB and Shangri-La Hotel Limited, Singapore have entered into a conditional sale and purchase agreement in May 2004 to dispose their entire shareholding in Johdaya Karya Sdn Bhd ("Johdaya") which owns a commercial and office complex in Johor Bahru, Malaysia. As at the date of this report, the Group's effective interest in Johdaya is 35.83%. This proposed disposal of 27 million shares at a price of RM2.43 per share is expected to be completed in early 2005, subject to receipt of regulatory approvals.

PERSONNEL

As at 30 June 2004, the Company and its subsidiaries had approximately 16,800 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to ensure its employees have the skills and knowledge to be the best in their field. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment and instill in its employees the philosophy of "Shangri-La Hospitality from Caring People". The Group has also invested US$0.7 million to set up a hotel training centre within the Oriental University City located at Lang Fang Economic and Technical Development Zone in Hebei Province, Mainland China. This hotel training centre will provide centralised programmes for the front line staff and service managers across the Group, especially in Mainland China. The first set of courses will commence in mid September 2004.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2004 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2004	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer *from other* category during the period	Transfer *to other* category during the period	No. of option shares held as at 30 June 2004	Exercise price per option share *HK$*	Exercisable Period
1. **Directors**											
Mr YE Longfei	1 May 1998	I	96,760	–	–	–	–	–	96,760	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	96,760	–	–	–	–	–	96,760	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	96,760	–	–	–	–	–	96,760	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	193,822	–	–	–	–	–	193,822	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	193,822	–	–	–	–	–	193,822	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	339,606	–	–	–	–	–	339,606	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	339,606	–	–	–	–	–	339,606	8.18	15 January 2003 – 14 January 2011
Mr KUOK Khoon Ho *(Note 1)*	1 May 1998	I	387,041	–	–	–	–	(387,041)	–	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	387,041	–	–	–	–	(387,041)	–	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	387,041	–	–	–	–	(387,041)	–	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	242,278	–	–	–	–	(242,278)	–	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	242,277	–	–	–	–	(242,277)	–	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	145,545	–	–	–	–	(145,545)	–	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	145,545	–	–	–	–	(145,545)	–	8.18	15 January 2003 – 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	145,141	–	–	–	–	–	145,141	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	145,141	–	–	–	–	–	145,141	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	145,139	–	–	–	–	–	145,139	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	266,505	–	–	–	–	–	266,505	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	266,505	–	–	–	–	–	266,505	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	145,545	–	–	–	–	–	145,545	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	145,545	–	–	–	–	–	145,545	8.18	15 January 2003 – 14 January 2011
Mr John David HAYDEN *(Note 2)*	1 May 1998	I	387,041	–	–	–	–	(387,041)	–	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	387,041	–	–	–	–	(387,041)	–	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	387,041	–	–	–	–	(387,041)	–	8.26	1 May 2001 – 30 April 2008
2. **Continuous Contract Employees** *(Note 3)*	1 May 1998	I	1,673,950	–	–	–	–	(387,041)	1,286,909	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	1,673,950	–	–	–	–	(387,041)	1,286,909	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	1,673,948	–	–	–	–	(387,041)	1,286,907	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	2,262,872	–	–	–	–	(242,278)	2,020,594	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	2,262,857	–	–	–	–	(242,277)	2,020,580	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	1,416,650	–	–	–	–	(48,515)	1,368,135	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	1,416,626	–	–	–	–	(48,515)	1,368,111	8.18	15 January 2003 – 14 January 2011

SHARE OPTIONS *(Continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2004	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2004	Exercise price per option share *HK$*	Exercisable Period
3.	Other Participants	1 May 1998	I	1,257,883	–	–	–	774,082	–	2,031,965	8.26	1 May 1999 – 30 April 2008
		1 May 1998	I	145,141	–	–	(145,141)	–	–	–	8.26	1 May 1999 – 22 May 2004
		1 May 1998	I	–	–	–	–	387,041	–	387,041	8.26	1 May 1999 – 31 December 2004
		1 May 1998	II	1,257,883	–	–	–	774,082	–	2,031,965	8.26	1 May 2000 – 30 April 2008
		1 May 1998	II	145,141	–	–	(145,141)	–	–	–	8.26	1 May 2000 – 22 May 2004
		1 May 1998	II	–	–	–	–	387,041	–	387,041	8.26	1 May 2000 – 31 December 2004
		1 May 1998	III	1,257,879	–	–	–	774,082	–	2,031,961	8.26	1 May 2001 – 30 April 2008
		1 May 1998	III	145,139	–	–	(145,139)	–	–	–	8.26	1 May 2001 – 22 May 2004
		1 May 1998	III	–	–	–	–	387,041	–	387,041	8.26	1 May 2001 – 31 December 2004
		15 January 2000	I	867,354	–	–	–	242,278	–	1,109,632	8.82	15 January 2001 – 14 January 2010
		15 January 2000	I	96,911	–	–	(96,911)	–	–	–	8.82	15 January 2001 – 22 May 2004
		15 January 2000	I	–	–	–	–	242,278	–	242,278	8.82	15 January 2001 – 31 December 2004
		15 January 2000	II	867,349	–	–	–	242,277	–	1,109,626	8.82	15 January 2002 – 14 January 2010
		15 January 2000	II	96,911	–	–	(96,911)	–	–	–	8.82	15 January 2002 – 22 May 2004
		15 January 2000	II	–	–	–	–	242,277	–	242,277	8.82	15 January 2002 – 31 December 2004
		15 January 2001	I	198,913	–	–	–	145,545	–	344,458	8.18	15 January 2002 – 14 January 2011
		15 January 2001	I	48,515	–	–	(48,515)	–	–	–	8.18	15 January 2002 – 22 May 2004
		15 January 2001	I	–	–	–	–	48,515	–	48,515	8.18	15 January 2002 – 31 December 2004
		15 January 2001	II	198,910	–	–	–	145,545	–	344,455	8.18	15 January 2003 – 14 January 2011
		15 January 2001	II	48,515	–	–	(48,515)	–	–	–	8.18	15 January 2003 – 22 May 2004
		15 January 2001	II	–	–	–	–	48,515	–	48,515	8.18	15 January 2003 – 31 December 2004
Total:				24,727,845	–	–	(726,273)	4,840,599	(4,840,599)	24,001,572		

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2004 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

		Date of grant	Tranche	No. of option shares held as at 1 January 2004	No. of option shares granted during the period	No. of option shares exercised during the period *(Note 4)*	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2004	Exercise price per option share *HK$*	Exercisable Period
1.	Directors											
	Mr YE Longfei	29 May 2002	I	500,000	-	-	-	-	-	500,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	500,000	-	-	-	-	-	500,000	6.81	29 May 2004 - 28 May 2012
	Mr KUOK Khoon Ho *(Note 1)*	29 May 2002	I	500,000	-	-	-	-	(500,000)	-	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	500,000	-	-	-	-	(500,000)	-	6.81	29 May 2004 - 28 May 2012
	Mr Giovanni ANGELINI	29 May 2002	I	600,000	-	-	-	-	-	600,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	600,000	-	-	-	-	-	600,000	6.81	29 May 2004 - 28 May 2012
	Mr LUI Man Shing	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
	Mr NG Si Fong, Alan	29 May 2002	I	60,000	-	-	-	-	-	60,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	60,000	-	-	-	-	-	60,000	6.81	29 May 2004 - 28 May 2012
	Madam KUOK Oon Kwong	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
	Mr John David HAYDEN *(Note 2)*	29 May 2002	I	75,000	-	-	-	-	(75,000)	-	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	(75,000)	-	6.81	29 May 2004 - 28 May 2012
	Mr HO Kian Guan	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
	Mr LEE Yong Sun	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
	Mr Alexander Reid HAMILTON	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
2.	Continuous Contract Employees *(Note 3)*	29 May 2002	I	5,200,000	-	(50,000)	(130,000)	-	(75,000)	4,945,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	5,200,000	-	(50,000)	(130,000)	-	(75,000)	4,945,000	6.81	29 May 2004 - 28 May 2012
3.	Other Participants	29 May 2002	I	665,000	-	-	-	500,000	-	1,165,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	I	75,000	-	-	(75,000)	-	-	-	6.81	29 May 2003 - 22 May 2004
		29 May 2002	I	-	-	-	-	75,000	-	75,000	6.81	29 May 2003 - 31 December 2004
		29 May 2002	I	-	-	-	-	75,000	-	75,000	6.81	29 May 2003 - 31 January 2005
		29 May 2002	II	665,000	-	-	-	500,000	-	1,165,000	6.81	29 May 2004 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 22 May 2005
		29 May 2002	II	-	-	-	-	75,000	-	75,000	6.81	29 May 2004 - 31 December 2004
		29 May 2002	II	-	-	-	-	75,000	-	75,000	6.81	29 May 2004 - 31 January 2005
Total:				16,400,000	-	(100,000)	(335,000)	1,300,000	(1,300,000)	15,965,000		

SHARE OPTIONS *(Continued)*

Notes:

1. Mr KUOK Khoon Ho resigned as Director of the Company with effect from 1 February 2004. The options granted to Mr Kuok remain exercisable following his resignation as he is still a Director in some of the Company's subsidiaries. Those options were re-classified to the category of "Other Participants" during the period.

2. Mr John David HAYDEN retired as an Executive of the Group at the time after the options were granted to him under the Executive Option Scheme. Pursuant to the Executive Option Scheme, those options remain exercisable following his retirement until the expiry of the relevant exercisable period. Mr Hayden resigned as a non-executive Director of the Company with effect from 1 February 2004. The Board of Directors of the Company has approved that the exercisable period of those options granted to Mr Hayden under the New Option Scheme shall be extended up to 31 January 2005. All the options granted to Mr Hayden under the Executive Option Scheme and the New Option Scheme were re-classified to the category of "Other Participants" during the period.

3. Mr Thaddeus Thomas BECZAK, a former Director of the Company, resigned from the Group with effect from 1 January 2004. The Board of Directors of the Company has approved that the exercisable period of all the options granted to Mr Beczak under the Executive Option Scheme and the New Option Scheme shall be extended up to 31 December 2004. Those options on 1,742,708 shares granted under the Executive Option Scheme and 150,000 shares granted under the New Option Scheme were re-classified from the category of "Continuous Contract Employees" to the category of "Other Participants" during the period.

4. The closing price of the shares of the Company immediately before 29 May 2004 (i.e. the date of exercise of those options on 100,000 shares) was HK$7.65.

5. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

6. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period.

7. No options were exercised, cancelled or lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2004.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2004, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

	Name of Company	Name of Director	Class of Shares	Number of Shares held Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 30 June 2004
(i)	The Company	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	-	297,410 *(Note 2)*	-	300,866	0.01%
		Mr Giovanni ANGELINI	Ordinary	100,000	-	-	-	100,000	0.00%
		Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	-	-	343,390	0.01%
		Mr HO Kian Guan	Ordinary	167,475	-	66,907,292 *(Note 4)*	-	67,074,767	2.84%
		Mr HO Kian Cheong (Alternate to Mr HO Kian Guan)	Ordinary	24,515	-	66,907,292 *(Note 4)*	-	66,931,807	2.83%
(ii)	Associated Corporation								
	Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	-	-	10,000 *(Note 5)*	-	10,000	0.00%
	Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	-	-	-	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares represent the interest of a controlled corporation.

3. These shares were held by the spouse of the relevant Director.

4. These shares were held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Cheong.

5. These shares were held through a company which is owned as to 50% by Madam KUOK Oon Kwong.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2004, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the period were stated in the previous section headed "Share Options" of this report.

Save as mentioned above, as at 30 June 2004, none of the Directors had any interests or short positions in the shares or underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2004, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2004
Substantial shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,069,240,245	45.21%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Interest of controlled corporations	1,069,240,245	45.21%
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner Interest of a controlled corporation	474,476,627 95,336,396	24.09%
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	236,833,106	10.01%

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY *(Continued)*

Long positions in shares of the Company *(Continued)*

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2004
Persons other than substantial shareholders			
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	7.03%
Cress Limited ("Cress") *(Note 4)*	Beneficial owner	166,284,498	7.03%
Templeton Global Advisors Ltd.	Investment manager	130,700,733	5.53%

Notes:

1. Out of KHL's interest in 1,069,240,245 shares, 1,042,584,048 shares were held through its wholly-owned subsidiaries, 13,461,142 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 13,195,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek and its interest in the shares of the Company is included in the interest held by Temasek.

Save as mentioned above, as at 30 June 2004, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2004.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the HKSE.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

REGISTERS OF MEMBERS

The registers of members will be closed from Monday, 4 October 2004 to Wednesday, 6 October 2004, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Thursday, 30 September 2004.

On behalf of the Board of Directors

KUOK Khoon Loong, Edward
Chairman

Hong Kong, 7 September 2004

薪酬委員會

董事會之薪酬委員會於一九九七年十月十七日成立，就本公司之高級管理人員及執行董事之報酬及獎勵金建議作出檢討。

審核委員會

本公司於一九九八年八月二十五日成立董事會審核委員會。該委員會包括三位非執行董事，其中兩位為獨立非執行董事。該委員會乃根據書面職權範圍行事。該委員會現時之成員包括Alexander Reid HAMILTON先生、何建源先生及蘇慶贊先生。該委員會於中期業績提呈予董事會審批前已審閱有關賬目。

股東登記

本公司將於二零零四年十月四日（星期一）至二零零四年十月六日（星期三）（包括首尾兩天）之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零四年九月三十日（星期四）下午四時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司辦理登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

承董事會命

主席
郭孔錀

香港，二零零四年九月七日

本公司股本中之重大權益*(續)*

於本公司股份之好倉*(續)*

名稱	持有股份之身份	持有普通股之股份數目	於二零零四年六月三十日佔本公司已發行股本總額之百分比
主要股東以外之人士			
淡馬錫投資控股公司(「淡馬錫」)	受控制公司之權益	166,284,498	7.03%
Cress Limited(「Cress」)*(附註4)*	實益擁有人	166,284,498	7.03%
Templeton Global Advisors Ltd.	投資經理	130,700,733	5.53%

附註：

1. 在嘉里控股持有之1,069,240,245股股份中，1,042,584,048股股份透過其全資附屬公司持有，13,461,142股股份透過嘉里控股控制超過三分一投票權之公司(上文所述之該等全資附屬公司除外)持有，而13,195,055股股份則透過本公司擁有73.61%權益之附屬公司泰國Shangri-La Hotel Public Company Limited旗下之一間全資附屬公司持有。

2. 該等公司乃KGL之全資附屬公司，其於本公司股份中之權益已包括在KGL持有之權益內。

3. 該等公司乃嘉里控股之全資附屬公司，其於本公司股份中之權益已包括在嘉里控股持有之權益內。

4. Cress為淡馬錫之全資附屬公司，其於本公司股份中之權益已包括在淡馬錫持有之權益內。

除上述者外，於二零零四年六月三十日，本公司並無獲悉任何已列入根據證券及期貨條例第336條規定須予存置之登記冊內之本公司股份及相關股份之任何權益及淡倉。

購回、出售或贖回上市證券

截至二零零四年六月三十日止六個月內，本公司或其任何附屬公司並無購回、出售或贖回本公司之上市證券。

最佳應用守則

概無董事知悉任何足以合理地指出本公司於截至二零零四年六月三十日止六個月內任何時間，未有遵守香港聯交所證券上市規則附錄十四之規定之資料。

(b) 於本公司及相聯法團之相關股份之好倉

於二零零四年六月三十日，根據行政人員購股權計劃及新購股權計劃授予本期間內在任之本公司董事／前董事之購股權之詳情，載於本報告上文「購股權」一節內。

除以上所述者外，於二零零四年六月三十日，各董事於本公司或其任何相聯法團之股份或相關股份或債權證中概無任何已列入本公司根據證券及期貨條例第352條規定須予存置之登記冊內，或根據標準守則須知會本公司及香港聯交所之權益及淡倉。

本公司股本中之重大權益

於二零零四年六月三十日，根據證券及期貨條例第336條規定須予存置之登記冊所載，該等人士(董事除外)於本公司股份及相關股份之權益及淡倉如下：

於本公司股份之好倉

名稱	持有股份之身份	持有普通股之股份數目	於二零零四年六月三十日佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited(「KGL」)	受控制公司之權益	1,069,240,245	45.21%
嘉里控股有限公司(「嘉里控股」)*(附註1及2)*	受控制公司之權益	1,069,240,245	45.21%
Caninco Investments Limited *(附註2及3)*	實益擁有人 受控制公司之權益	474,476,627 95,336,396	24.09%
Darmex Holdings Limited *(附註2及3)*	實益擁有人	236,833,106	10.01%

董事於股份、相關股份及債權證中之權益及淡倉

於二零零四年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司須予存置之登記冊所載或根據上市公司董事進行證券交易的標準守則(「標準守則」)另行向本公司及香港聯交所知會，董事於本公司及其相聯法團(「相聯法團」)(定義見證券及期貨條例第XV部)之股份、相關股份及債權證擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	持有之股份數目 個人權益 (附註1)	家屬權益	公司權益	其他權益	總計	於二零零四年六月三十日佔相關公司已發行股本總額之百分比
(i) 本公司	郭孔錀先生	普通股	3,456	–	297,410 (附註2)	–	300,866	0.01%
	Giovanni ANGELINI先生	普通股	100,000	–	–	–	100,000	0.00%
	郭雯光女士	普通股	151,379	192,011 (附註3)	–	–	343,390	0.01%
	何建源先生	普通股	167,475	–	66,907,292 (附註4)	–	67,074,767	2.84%
	何建昌先生 (何建源先生之替任董事)	普通股	24,515	–	66,907,292 (附註4)	–	66,931,807	2.83%
(ii) 相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	普通股	–	–	10,000 (附註5)	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

附註：

1. 該等股份由有關董事以實益擁有人身份持有。

2. 該等股份代表一間受控制公司之權益。

3. 該等股份由有關董事之配偶持有。

4. 該等股份透過由何建源先生及何建昌先生各自控制33.33%權益之公司持有。

5. 該等股份透過由郭雯光女士擁有50%權益之一間公司持有。

購股權（續）

附註:

1. 郭孔輔先生由二零零四年二月一日起辭任本公司董事。由於郭先生仍為本公司多間附屬公司之董事，故向其授出之購股權在其退任後仍可行使。該等購股權於期內已重新分類並列入「其他參與者」項下。

2. John David HAYDEN先生在根據行政人員購股權計劃獲授予購股權後退休並辭任為本集團之行政人員。根據行政人員購股權計劃，該等購股權在其退任後仍可行使，直至有關可行使期間屆滿。Hayden先生由二零零四年二月一日起辭任本公司非執行董事。本公司董事會已批准延長根據新購股權計劃授予Hayden先生之購股權之可行使期間至二零零五年一月三十一日。所有根據行政人員購股權計劃及新購股權計劃授予Hayden先生之購股權於期內已重新分類並列入「其他參與者」項下。

3. 本公司前任董事Thaddeus Thomas BECZAK先生由二零零四年一月一日起辭任本集團職務。本公司董事會已批准延長根據行政人員購股權計劃及新購股權計劃授予Beczak先生之所有購股權之可行使期間至二零零四年十二月三十一日。根據行政人員購股權計劃授出可認購1,742,708股股份及根據新購股權計劃授出可認購150,000股股份之購股權於期內已由「連續訂約之僱員」一項重新分類並列入「其他參與者」項下。

4. 本公司股份於二零零四年五月二十九日(即行使有關100,000股股份之購股權當日)前之收市價為7.65港元。

5. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，因此其後不得根據行政人員購股權計劃再建議授出購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續有效。

6. 期內並無根據行政人員購股權計劃及新購股權計劃註銷任何購股權。

7. 於二零零四年六月三十日後，行政人員購股權計劃及新購股權計劃項下並無購股權獲行使、註銷或失效。

購股權(續)

根據本公司股東於二零零二年五月二十四日採納之購股權計劃(「新購股權計劃」)授出而於二零零四年六月三十日尚未行使之購股權詳情如下:

		授出日期	批次	於二零零四年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目 (附註4)	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零四年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
1.	董事											
	叶龍蜚先生	二零零二年五月二十九日	I	500,000	–	–	–	–	–	500,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	500,000	–	–	–	–	–	500,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	郭孔錶先生 *(附註1)*	二零零二年五月二十九日	I	500,000	–	–	–	–	(500,000)	–	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	500,000	–	–	–	–	(500,000)	–	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	Giovanni ANGELINI 先生	二零零二年五月二十九日	I	600,000	–	–	–	–	–	600,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	600,000	–	–	–	–	–	600,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	雷孟成先生	二零零二年五月二十九日	I	150,000	–	–	–	–	–	150,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	150,000	–	–	–	–	–	150,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	吳士方先生	二零零二年五月二十九日	I	60,000	–	–	–	–	–	60,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	60,000	–	–	–	–	–	60,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	郭雯光女士	二零零二年五月二十九日	I	150,000	–	–	–	–	–	150,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	150,000	–	–	–	–	–	150,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	John David HAYDEN 先生 *(附註2)*	二零零二年五月二十九日	I	75,000	–	–	–	–	(75,000)	–	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	75,000	–	–	–	–	(75,000)	–	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	何建源先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	李鏞新先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	Alexander Reid HAMILTON 先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
2.	連續訂約之僱員 *(附註3)*	二零零二年五月二十九日	I	5,200,000	–	(50,000)	(130,000)	–	(75,000)	4,945,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	5,200,000	–	(50,000)	(130,000)	–	(75,000)	4,945,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
3.	其他參與者	二零零二年五月二十九日	I	665,000	–	–	–	500,000	–	1,165,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	I	75,000	–	–	(75,000)	–	–	–	6.81	二零零三年五月二十九日至二零零四年五月二十二日
		二零零二年五月二十九日	I	–	–	–	–	75,000	–	75,000	6.81	二零零三年五月二十九日至二零零四年十二月三十一日
		二零零二年五月二十九日	I	–	–	–	–	75,000	–	75,000	6.81	二零零三年五月二十九日至二零零五年一月三十一日
		二零零二年五月二十九日	II	665,000	–	–	–	500,000	–	1,165,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日至二零零五年五月二十二日
		二零零二年五月二十九日	II	–	–	–	–	75,000	–	75,000	6.81	二零零四年五月二十九日至二零零四年十二月三十一日
		二零零二年五月二十九日	II	–	–	–	–	75,000	–	75,000	6.81	二零零四年五月二十九日至二零零五年一月三十一日
總計:				16,400,000	–	(100,000)	(335,000)	1,300,000	(1,300,000)	15,965,000		

購股權（續）

		授出日期	批次	於二零零四年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零四年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
3.	其他參與者	一九九八年五月一日	I	1,257,883	–	–	–	774,082	–	2,031,965	8.26	一九九九年五月一日至二零零八年四月三十日
		一九九八年五月一日	I	145,141	–	–	(145,141)	–	–	–	8.26	一九九九年五月一日至二零零四年五月二十二日
		一九九八年五月一日	I	–	–	–	–	387,041	–	387,041	8.26	一九九九年五月一日至二零零四年十二月三十一日
		一九九八年五月一日	II	1,257,883	–	–	–	774,082	–	2,031,965	8.26	二零零零年五月一日至二零零八年四月三十日
		一九九八年五月一日	II	145,141	–	–	(145,141)	–	–	–	8.26	二零零零年五月一日至二零零四年五月二十二日
		一九九八年五月一日	II	–	–	–	–	387,041	–	387,041	8.26	二零零零年五月一日至二零零四年十二月三十一日
		一九九八年五月一日	III	1,257,879	–	–	–	774,082	–	2,031,961	8.26	二零零一年五月一日至二零零八年四月三十日
		一九九八年五月一日	III	145,139	–	–	(145,139)	–	–	–	8.26	二零零一年五月一日至二零零四年五月二十二日
		一九九八年五月一日	III	–	–	–	–	387,041	–	387,041	8.26	二零零一年五月一日至二零零四年十二月三十一日
		二零零零年一月十五日	I	867,354	–	–	–	242,278	–	1,109,632	8.82	二零零一年一月十五日至二零一零年一月十四日
		二零零零年一月十五日	I	96,911	–	–	(96,911)	–	–	–	8.82	二零零一年一月十五日至二零零四年五月二十二日
		二零零零年一月十五日	I	–	–	–	–	242,278	–	242,278	8.82	二零零一年一月十五日至二零零四年十二月三十一日
		二零零零年一月十五日	II	867,349	–	–	–	242,277	–	1,109,626	8.82	二零零二年一月十五日至二零一零年一月十四日
		二零零零年一月十五日	II	96,911	–	–	(96,911)	–	–	–	8.82	二零零二年一月十五日至二零零四年五月二十二日
		二零零零年一月十五日	II	–	–	–	–	242,277	–	242,277	8.82	二零零二年一月十五日至二零零四年十二月三十一日
		二零零一年一月十五日	I	198,913	–	–	–	145,545	–	344,458	8.18	二零零二年一月十五日至二零一一年一月十四日
		二零零一年一月十五日	I	48,515	–	–	(48,515)	–	–	–	8.18	二零零二年一月十五日至二零零四年五月二十二日
		二零零一年一月十五日	I	–	–	–	–	48,515	–	48,515	8.18	二零零二年一月十五日至二零零四年十二月三十一日
		二零零一年一月十五日	II	198,910	–	–	–	145,545	–	344,455	8.18	二零零三年一月十五日至二零一一年一月十四日
		二零零一年一月十五日	II	48,515	–	–	(48,515)	–	–	–	8.18	二零零三年一月十五日至二零零四年五月二十二日
		二零零一年一月十五日	II	–	–	–	–	48,515	–	48,515	8.18	二零零三年一月十五日至二零零四年十二月三十一日
總計：				24,727,845	–	–	(726,273)	4,840,599	(4,840,599)	24,001,572		

購股權

根據由本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃(「行政人員購股權計劃」)授出而於二零零四年六月三十日尚未行使之購股權詳情如下：

	授出日期	批次	於二零零四年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零四年六月三十日持有之購股權數目	每股購股權股份行使價	可行使期間
										港元	
1. 董事											
叶龍蜚先生	一九九八年五月一日	I	96,760	–	–	–	–	–	96,760	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	96,760	–	–	–	–	–	96,760	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	96,760	–	–	–	–	–	96,760	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	193,822	–	–	–	–	–	193,822	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	193,822	–	–	–	–	–	193,822	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	339,606	–	–	–	–	–	339,606	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	339,606	–	–	–	–	–	339,606	8.18	二零零三年一月十五日至二零一一年一月十四日
郭孔輔先生 *(附註1)*	一九九八年五月一日	I	387,041	–	–	–	–	(387,041)	–	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	387,041	–	–	–	–	(387,041)	–	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	387,041	–	–	–	–	(387,041)	–	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	242,278	–	–	–	–	(242,278)	–	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	242,277	–	–	–	–	(242,277)	–	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	145,545	–	–	–	–	(145,545)	–	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	145,545	–	–	–	–	(145,545)	–	8.18	二零零三年一月十五日至二零一一年一月十四日
Giovanni ANGELINI 先生	一九九八年五月一日	I	145,141	–	–	–	–	–	145,141	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	145,141	–	–	–	–	–	145,141	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	145,139	–	–	–	–	–	145,139	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	266,505	–	–	–	–	–	266,505	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	266,505	–	–	–	–	–	266,505	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	145,545	–	–	–	–	–	145,545	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	145,545	–	–	–	–	–	145,545	8.18	二零零三年一月十五日至二零一一年一月十四日
John David HAYDEN 先生 *(附註2)*	一九九八年五月一日	I	387,041	–	–	–	–	(387,041)	–	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	387,041	–	–	–	–	(387,041)	–	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	387,041	–	–	–	–	(387,041)	–	8.26	二零零一年五月一日至二零零八年四月三十日
2. 連續訂約之僱員 *(附註3)*	一九九八年五月一日	I	1,673,950	–	–	–	–	(387,041)	1,286,909	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	1,673,950	–	–	–	–	(387,041)	1,286,909	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	1,673,948	–	–	–	–	(387,041)	1,286,907	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	2,262,872	–	–	–	–	(242,278)	2,020,594	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	2,262,857	–	–	–	–	(242,277)	2,020,580	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	1,416,650	–	–	–	–	(48,515)	1,368,135	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	1,416,626	–	–	–	–	(48,515)	1,368,111	8.18	二零零三年一月十五日至二零一一年一月十四日

管理合約 *(續)*

於本報告日期，本集團與由第三者擁有之8間營運中酒店及11個發展中酒店項目訂立酒店管理及技術服務合約。在11個發展中酒店項目中，中國國內之常州富都商貿飯店、新德里香格里拉大酒店及馬爾代夫香格里拉大酒店預期分別於二零零四年十二月、二零零五年一月及二零零五年四月開業。其餘位於吉隆坡、馬斯喀特、多哈、溫哥華及中國國內之昆山、海口、三亞及蘇州之8間酒店將於二零零五年中至二零零八年初陸續開業。

本集團相信該等管理合約將會大大增強品牌優勢，並可提高回報而毋需資本承擔。

展望

今年上半年酒店營運表現令人鼓舞，且這種動力一直延續至下半年首兩個月。倘全球或區內經濟環境並無任何重大不利發展，本集團預期這種趨勢將可持續至年底。

由於中國國內經濟健康增長，加上國際及國內旅遊之同步增長，因此中國國內仍繼續為本集團投資新酒店之重點。此外，鑒於本集團酒店遍佈中國各地，隨著更多中國內地居民到國外旅遊，預期本集團位於中國國外之酒店將可佔有出國旅遊市場之較大市場佔有率。

本集團亦擬於適當時機以理想之價格出售被認為是「非核心」之所有資產。由此所得之資金將可為本集團之資本開支承擔提供資金，從而減輕依賴債務融資。為此，本集團之附屬公司SHMB及新加坡Shangri-La Hotel Limited已於二零零四年五月訂立有條件買賣協議，以出售其於Johdaya Karya Sdn Bhd(「Johdaya」)(該公司在馬來西亞新山擁有一幢商業及辦公室綜合大廈)之全部股權。於本報告日期，本集團於Johdaya之實際權益為35.83%。預期建議按每股2.43馬元出售27,000,000股股份之出售事項將於二零零五年初完成，惟須待接獲監管當局之批准後方可作實。

員工

於二零零四年六月三十日，本公司及其附屬公司共聘用約16,800名員工。員工薪酬維持於具競爭性水平，而花紅則按工作表現評估及經參考既定之目標後按業務單位之財務表現而派發。其他福利包括公積金、保險及醫療補助、房屋及購股權計劃。本集團提供多方面之培訓計劃以確保員工具備其本行業之最佳專業技巧及知識。其內部培訓計劃則著重服務態度、組織價值及工作滿足感，以及向員工灌輸「殷勤好客香格里拉情」之概念。本集團亦已投資700,000美元在中國國內河北省廊坊經濟開發區東方大學城內建立一個酒店培訓中心。該酒店培訓中心將為本集團(尤其是中國國內)之前線員工及服務經理提供集中培訓計劃。首項培訓課程將於二零零四年九月中旬開始。

新項目及翻新工程*(續)*

本集團已就將於中國國內成都、深圳福田及廣州興建之新酒店展開發展工作。本集團亦已提交桂林、寧波、溫州及西安之新酒店發展計劃書。於二零零四年六月，本公司及嘉里建設有限公司之獨立股東已在其各自之股東特別大會上批准訂立有關共同收購、擁有及發展上海市靜安區多幅地塊之須予披露及關連交易，本集團將於其中擁有48.5%權益。在靜安區地塊上發展高級綜合發展項目(包括辦公樓、住宅、服務式公寓、零售商鋪及豪華酒店)之建築工程預期於二零零四年下半年完成共同收購餘下地塊及辦理所有當地登記及獲得所有批文後於二零零五年初動工。於泰國清邁之渡假酒店項目之建築工程即將動工。此等新酒店／發展項目預期於二零零六年年中至二零零八年間陸續開業。於二零零四年六月三十日後，本集團亦於中國國內包頭購入土地作日後發展酒店之用。所有該等承擔主要以現有現金盈餘、出售其他投資、日後營運盈餘、可動用尚未提取借款額及當地訂約之項目貸款(如適用)支付。本集團擁有充裕資源為所有該等項目提供資金。

本集團不斷評估翻新或提升酒店設施及引入新概念之必要性。本集團已開始在部份酒店及渡假酒店安裝最先進之水療美容設施。首個水療美容設施已於二零零四年七月在曼谷香格里拉大酒店開業。現正進行之主要翻新工程包括香港港島香格里拉大酒店、北京香格里拉飯店及香格里拉斐濟酒店之客房。

本集團亦於近期推出最先進之中央訂房及客戶資訊系統，該等系統涉及逾3,000,000美元之投資。該等系統確保可透過所有分銷渠道按議定之價格預訂酒店，並透過快速共享客戶個人喜好資料在本集團管理之所有酒店提供更高水準之客戶識別資訊。本集團專為經常光顧之貴賓而設之識別計劃「金環會」之會員即將可透過本集團之網站迅速管理其與本集團之關係。

管理合約

期內，本集團新訂三份酒店管理合約，其中包括於二零零四年八月四日成功將一間酒店之品牌重新命名為澳洲凱恩斯香格里拉大酒店。其他兩份合約涉及兩項新發展項目，中國國內之蘇州商貿飯店及溫哥華香格里拉大酒店，預期該等酒店將分別於二零零五年年中及二零零八年年初開業。在溫哥華之新酒店標誌著本集團已將業務擴展至北美洲市場，是本集團致力在世界各地之主要城市發展／管理酒店之拓展計劃重要之一步。於二零零四年三月，由於項目實施一再延遲，本集團已終止中國國內鄭州香格里拉酒店之管理合約。於二零零四年七月四日，迪拜商貿飯店開始營業。

庫務政策*(續)*

(b) 盡量減低貨幣風險

本集團在貨幣風險方面具有經濟對沖措施，因本集團所有位於香港、中國國內、新加坡及馬來西亞之物業收入(及大部份相關開支)以當地貨幣為訂價單位。此外，菲律賓、泰國及印尼之酒店房間絕大部份收入以美元為訂價單位。印尼之收入亦於實現時在可行情況下盡量即時兌換為美元。

本集團嘗試將其貸款組合內各種貨幣與本集團在不同國家之投資及收入之貨幣組合掛鈎。鑑於市場普遍預期人民幣會持續強勁及按照外匯管理當局所發之指示，本集團之中國國內附屬公司以部份人民幣及部份港元之方式簽訂銀行信貸合約。期內，在福州之附屬公司取得總額為218,000,000港元之新銀行信貸，為酒店發展開支提供資金。於二零零四年七月，一間附屬公司取得一項50,000,000新加坡元之新銀行信貸，以應付營運資金所需。

經考慮涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。

其他投資

本集團繼續逐步出售其投資組合內之有價證券。期內，就出售該等有價證券取得10,100,000美元並錄得實現收益1,600,000美元(未計及計入少數股東權益)。於二零零四年六月三十日，本集團之投資組合市值為44,500,000美元，其中包括未計少數股東權益前之未實現收益4,200,000美元(計入少數股東權益後為4,100,000美元)。投資組合內包括市值為12,900,000美元之13,195,055股本公司股份(「該等香格里拉亞洲股份」)，由本集團其中一間主要附屬公司泰國Shangri-La Hotel Public Company Limited(「SHPCL」)之一間全資附屬公司持有，SHPCL乃在泰國證券交易所上市。該等香格里拉亞洲股份為該SHPCL之全資附屬公司在本公司於一九九九年年底購入其控股權益前持有。本公司已承諾致力促使SHPCL按市場情況出售全部該等香格里拉亞洲股份予獨立於郭氏集團之人士。投資組合內亦包括於二零零四年六月三十日市值為25,400,000美元之16,738,589股嘉里建設有限公司股份。

新項目及翻新工程

在中國國內，福州香格里拉大酒店之建築工程已接近尾聲，該酒店已定於二零零四年十二月開業。上海浦東香格里拉大酒店(「浦東香格里拉」)之擴建部份預期於二零零五年中開業。日後就完成該兩個項目之遞增成本估計為111,000,000美元，該筆款項將主要以項目貸款及浦東香格里拉之經營業務盈餘支付。

公司債務及財務狀況*(續)*

於二零零四年六月三十日之借款與現金及銀行結存之貨幣組合如下：

(百萬美元)	借款	現金及 銀行結存
港元	**799.5**	**17.6**
新加坡元	**122.1**	**1.9**
馬元	**43.7**	**2.3**
人民幣	**69.8**	**73.6**
美元	**206.6**	**225.0**
泰銖	**–**	**18.2**
菲律賓披索	**–**	**4.1**
斐濟元	**–**	**6.2**
其他貨幣	**–**	**0.4**
	1,241.7	**349.3**

港元、新加坡元、馬元及美元之借款(可換股債券除外)利率分別按香港銀行同業拆息、掉期利率／貨幣市場利率、資金成本及新加坡銀行同業拆息之不同利率加差價計算。人民幣貸款則按中國人民銀行不時頒佈之利率計算。

於二零零四年六月三十日，本集團之現金及銀行結存中之146,000,000美元(二零零三年十二月三十一日：63,800,000美元)乃存置於中國國內、馬來西亞、泰國、菲律賓、斐濟及緬甸。自該等國家匯出款項須受該等國家政府所頒佈之外匯管制條例及規例所規限。

庫務政策

本集團一貫遵循之庫務政策旨在：

(a) 盡量減低利息風險

本集團於貸款再融資及貸款商議過程中，以及透過確保業務營運所得盈餘資金撥予公司庫務部從而降低債務承擔而實現此項目的。於二零零四年二月發行新股份及二零零四年三月發行可換股債券所得款項將用於發展新酒店項目，而該等款項已暫時主要用於減少借款或作為短期存款以盡量減低利息成本。本集團已透過訂立香港銀行同業拆息掉期合約對沖其中期利率風險。於二零零四年六月三十日，本集團已訂立本金總額4,916,000,000港元之三年期定息合約及本金總額500,000,000港元之四年期定息合約，固定年利率介乎3.735%至5.74%之間。利息保障期至二零零六年十二月止。

綜合資產淨值及資本負債比率

本集團之資產淨值由二零零三年十二月三十一日之2,624,000,000美元增加至2,833,400,000美元，主要由於在二零零四年二月按每股7.4港元之價格發行183,832,000股新股份及期內錄得之溢利所致。本集團亦於二零零四年三月發行本金總額為200,000,000美元於二零零九年三月到期之零息附擔保可換股債券籌得額外資金。此發行所得款項淨額約為196,400,000美元。該等資金將用於發展新酒店項目，而該等款項已暫時主要用於減少本集團之債務或作為短期存款存入銀行。借款淨額與股東資金比率由二零零三年十二月三十一日之40.6%改善至31.5%。

公司債務及財務狀況

本集團已履行其於貸款協議項下之所有契約。

於二零零四年六月三十日之未償還借款分析如下：

	於二零零四年六月三十日已訂約之借款之到期日				
			償還期		
（百萬美元）	一年內	第二年	第三年至第五年	五年後	總額
無抵押					
可換股債券	–	–	201.7	–	201.7
公司銀行貸款	–	–	765.4	–	765.4
項目銀行貸款及透支	114.2	57.2	42.4	43.3	257.1
浮息票據	17.5	–	–	–	17.5
借款總額	131.7	57.2	1,009.5	43.3	1,241.7
未提取但已承諾之信貸					
銀行貸款及透支	88.0	29.2	344.5	26.1	487.8

收入 *(續)*

酒店管理

除上海波特曼麗思卡爾頓酒店外，本集團之酒店管理公司持有本集團旗下所有酒店之酒店管理及／或技術顧問及項目管理服務合約。於二零零四年六月三十日，本集團之酒店管理公司亦持有由第三者擁有之6間營運中酒店之酒店管理合約及13個酒店項目之技術服務及酒店管理合約。受惠於酒店業強勁之復甦，本集團之酒店管理公司於本期間錄得66%之未經綜合調整收入增長及3,400,000美元之除稅前及未經綜合調整溢利，上年度則錄得1,200,000美元之虧損。

物業租金

本集團之其他投資物業主要位於上海及北京，並由聯營公司擁有。位於此兩個城市之辦公室樓面之整體收益率期內錄得4%至6%之增幅。位於此兩個城市之商業樓面之收益率亦錄得2%至7%之增幅，惟上海商城除外，其收益率因租用率由100%降至91%而減少8%。上海嘉里中心及上海商城之服務式公寓之收益率分別增加5%及10%。然而，北京之服務式公寓之收益率則因供過於求而下降。北京嘉里中心之服務式公寓之收益率下跌26%，而中國國際貿易中心則因其主要翻新工程完成後平均可出租面積較上年度增加達96%，導致收益率下跌42%。

大連世紀大廈之服務式公寓之收益率錄得10%之增長，入住率增至68%。

新加坡之服務式公寓之收益率增加14%，而商業樓面之收益率只錄得1%輕微增長。辦公室樓面之收益率則錄得7%之跌幅。

受租用率由55%增至76%推動，曼谷之辦公室樓面之收益率錄得60%之增長。

在吉隆坡，辦公室樓面之收益率維持不變，而商業樓面及服務式公寓之收益率分別增加4%及16%。新山之商業及辦公室樓面收益率均維持不變。

綜合溢利

股東應佔綜合溢利由去年之5,600,000美元大幅增加至68,700,000美元，主要因SARS過後酒店業復甦所致。去年之業績亦因新加坡香格里拉大酒店Valley Wing（由一間全資附屬公司擁有）進行大型翻新工程而撇除固定資產之剩餘價值8,700,000美元而受影響，而本期間於未計入少數股東權益前之撇銷總額為4,400,000美元（計入少數股東權益後為3,300,000美元），主要由於翻新香格里拉斐濟酒店所致。

業務回顧

(業績與去年同期比較)

收入

酒店營運

隨著中國國內之中山香格里拉大酒店於二零零四年一月九日開業，於二零零四年六月三十日，本集團擁有37家營運中之酒店之股權。

繼於二零零三年六月解除嚴重急性呼吸系統綜合症(「SARS」)之旅遊警告後，酒店業務在二零零三年下半年迅速復甦。此外，隨着一些酒店之主要改善及翻新工程完成，經翻新及提升之設施已投入服務，正好配合復甦之營商環境。該等酒店包括於二零零三年十月底完工之香港九龍香格里拉大酒店、新加坡香格里拉大酒店Valley Wing及宿霧香格里拉麥丹島酒店，以及於二零零三年十一月完工之哥打京那峇魯香格里拉丹絨亞路酒店。因此，於二零零四年上半年，本集團旗下各酒店之業績整體大幅改善，惟緬甸及印尼之酒店業務則因受到該等國家之政治及經濟問題而持續受到困擾。期內整體加權平均客房收益率較去年增加69%。

主要業績指標如下：

	二零零四年 加權平均			二零零三年 加權平均		
國家	**入住率 (%)**	**暫住客房價 (美元)**	**每房收入 (美元)**	入住率 (%)	暫住客房價 (美元)	每房收入 (美元)
中華人民共和國						
香港	**66**	**199**	**145**	35	189	88
中國國內	**70**	**97**	**69**	44	81	36
新加坡	**73**	**114**	**81**	47	104	53
菲律賓	**69**	**100**	**68**	55	88	48
馬來西亞	**71**	**63**	**44**	47	60	31
泰國	**78**	**108**	**81**	47	106	54
斐濟	**54**	**90**	**68**	53	88	46
印尼	**47**	**94**	**42**	35	91	27
緬甸	**46**	**33**	**15**	33	37	12

附註：計算正進行翻新工程酒店之客房收入(「每房收入」)時未有包括正進行翻新房間之數目。

本集團將繼續積極進行市場推廣活動，增強市場網絡及品牌知名度，從而擴大其收入潛力並提高其市場主導地位。因此，本集團已於二零零四年六月在區內及當地各大電視台以及本集團之全球航空夥伴網絡之空中電視系統推出新電視商業廣告。

13. **或然負債及資產抵押** *(續)*

(b) **資產抵押**

於二零零四年六月三十日，本集團概無任何資產抵押(二零零三年十二月三十一日：一間附屬公司之11,765,000美元銀行貸款及信貸乃以該附屬公司賬面淨值合共為64,706,000美元之投資物業及其他固定資產以及總值為3,381,000美元之其他資產作為抵押。一間附屬公司之4,201,000美元銀行貸款乃以該附屬公司賬面淨值合共12,349,000美元之其他投資作為抵押)。

除上文所述者外，於二零零四年六月三十日，本集團概無任何重大或然負債或資產抵押。

14. **資本開支之承擔**

本集團之資本承擔(包括就現有物業之持續資本開支及本集團對發展項目之承擔金額)約達：

	未經審核 二零零四年 六月三十日 *千美元*	經審核 二零零三年 十二月三十一日 *千美元*
已訂約但未撥備	**105,271**	142,757
已獲董事授權但未訂約	**802,911**	749,693
	908,182	892,450

15. **結算日後事項**

(a) 於二零零四年七月二十八日已派付之二零零三年末期股息如下：以現金派付184,828,000港元(23,696,000美元)，並發行567,268股本公司每股面值1.00港元之新股予選擇以股代息方式收取二零零三年末期股息之合資格股東。

(b) 於二零零四年七月二十三日，本集團以現金代價3,300,000馬元(相等於900,000美元)出售3,000,000股馬來西亞Shangri-La Hotels (Malaysia) Berhad(「SHMB」)股份。於二零零四年八月三十日，本集團以現金代價4,600,000馬元(相等於1,200,000美元)再出售4,000,000股SHMB股份。SHMB乃本集團主要附屬公司之一，於Bursa Malaysia Securities Berhad上市。因此，本集團於SHMB之實際權益已由54.37%減至52.78%。本集團錄得出售總虧損約1,200,000美元，並將於損益賬中扣除。

12. 有關連人士交易

	未經審核 截至六月三十日止六個月 二零零四年 千美元	 二零零三年 千美元
(a) **與郭氏集團旗下公司之交易**		
收取酒店管理與相關服務及專利費用	**1,404**	914
付還辦公室開支	**764**	516
支付辦公室租金、行政及相關費用	**40**	265
支付酒店地租	**912**	729
支付保險費、貨倉及運輸租金	**921**	865
支付翻新工程服務費及付還員工成本	**60**	49
收取洗衣服務費	**421**	302
(b) **與聯營公司之交易**		
收取酒店管理與相關服務及專利費用	**2,216**	1,255

	於二零零四年 六月三十日 千美元	於二零零三年 十二月三十一日 千美元
(c) **向郭氏集團旗下公司提供之財務資助**		
給予一間被投資公司之貸款結餘	**1,350**	1,470
給予一間聯營公司之貸款結餘	**31,096**	31,316
(d) **由郭氏集團旗下公司提供之財務資助**		
給予附屬公司之貸款結餘	**16,337**	16,217
(e) **向一間聯營公司提供之財務資助**		
給予一間聯營公司之貸款結餘	**21,718**	9,735

期內該等交易之條款並無重大變動。

除上文所述及上文附註9及下文附註13(a)(i)所述者外，概無其他資料須根據會計準則第25號作出披露。

13. **或然負債及資產抵押**

(a) **或然負債**

於二零零四年六月三十日，本集團之或然負債如下：

(i) 本集團就若干聯營公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本集團為銀行信貸之已動用數額所作出之擔保為32,199,000美元(二零零三年十二月三十一日：為一間聯營公司所作出之擔保為9,986,000美元)。

(ii) 本集團就一份管理合約項下酒店之財務表現與該間位於悉尼之酒店之擁有人簽訂表現擔保。有關擔保項下之責任所涉及之累積金額上限為10,000,000澳元(相等於6,900,000美元)(二零零三年十二月三十一日：10,000,000澳元)。

8. 應付賬項及應計項目

於二零零四年六月三十日之應付供貨客戶之賬齡分析如下：

	未經審核 二零零四年 六月三十日 千美元	經審核 二零零三年 十二月三十一日 千美元
應付賬款於未來：		
0－3個月	**25,710**	28,105
4－6個月	**873**	549
6個月以上	**1,407**	1,731
	27,990	30,385

9. 股本

	股份數目	未經審核 千美元
法定股本－每股面值1港元之普通股股份		
於二零零四年一月一日及六月三十日	**5,000,000,000**	**646,496**
已發行及繳足股本－每股面值1港元之普通股股份		
於二零零四年一月一日	2,181,329,271	282,003
於二零零四年二月二十三日發行新股份	183,832,000	23,568
於二零零四年五月三十一日配發新股份 予一名行使購股權之購股權持有人	100,000	13
於二零零四年六月三十日	**2,365,261,271**	**305,584**

於二零零四年二月，本公司根據一項配售現有股份及補足認購新股份之安排，按每股7.4港元向郭氏集團轄下若干公司發行183,832,000股新股份。相關發行開支為295,000美元。此次發行之所得款項淨額約為1,358,000,000港元。

於二零零四年五月，一名購股權持有人按每股購股權股份6.81港元之行使價行使其於100,000股股份之全部權利。

10. 可換股債券

於二零零四年三月十五日，本公司之一間全資附屬公司以初步換股價每股本公司股份9.25港元（可予調整）發行本金總額200,000,000美元於二零零九年三月到期之零息附擔保可換股債券。除非之前已贖回、轉換或購買及已註銷，否則該等債券將於到期日按本金額之114.633%贖回。有關發行之所得款項淨額約為196,400,000美元。

11. 換算時產生之滙兑差額

9,231,000美元（二零零三年：1,263,000美元）之款額為外滙變動儲備在期間內之變動。海外附屬公司及聯營公司之賬目按資產負債表結算日之滙率換算為美元。因該換算而產生之滙兑差額均直接撥入外滙變動儲備內。

有關本集團庫務政策之詳情載列於「庫務政策」一節內。

4. **稅項**（*續*）

(c) 應佔聯營公司稅項指應佔以估計應課稅溢利按適用稅率作出撥備之海外稅項。

(d) 遞延稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。稅項採用在資產負債表結算日前已頒佈或實質頒佈之稅率釐定。遞延稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。遞延稅項乃就投資附屬公司、聯營公司及合營企業所產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回此暫時差異則除外。

5. **每股盈利**

(a) 每股基本盈利2.97美仙（二零零三年：0.26美仙）乃根據股東應佔溢利68,689,000美元（二零零三年：5,599,000美元）及於期內已發行股份之加權平均數2,311,644,810股（二零零三年：2,179,656,182股）計算。

(b) 本期間之每股攤薄盈利2.93美仙乃根據經調整後股東應佔溢利70,632,000美元（經加回1,943,000美元之可換股債券之融資費用後達致）除以被視為已發行及可發行股份之加權平均數2,412,686,542股計算。被視為期內發行股份之加權平均數乃根據期內已發行股份之加權平均數並就潛在之加權平均攤薄影響作出調整後計算（即就行使新購股權計劃下所有購股權(1,891,153股)及轉換所有可換股債券(99,150,579股)所引致之潛在加權平均攤薄影響）。計算每股攤薄盈利時並未計入行政人員購股權計劃下之反攤薄潛在股份之影響。

由於本公司所授出之購股權並無攤薄影響，故二零零三年每股攤薄盈利與每股基本盈利相同。

有關新購股權計劃及行政人員購股權計劃之詳情載列於「購股權」一節。

6. **固定資產**

固定資產成本增加總額（包括截至二零零四年六月三十日止六個月之發展中物業開支及土地成本分期付款）為81,980,000美元。因物業翻新而棄置之固定資產賬面淨值為5,112,000美元，錄得之虧損為4,420,000美元。本集團亦於期內出售賬面淨值416,000美元之固定資產，並錄得出售虧損245,000美元。

7. **應收賬項、預付款項及訂金**

於二零零四年六月三十日之應收客戶賬項之賬齡分析如下：

	未經審核 二零零四年 六月三十日 千美元	經審核 二零零三年 十二月三十一日 千美元
0－3個月	**32,359**	31,723
4－6個月	**1,441**	985
6個月以上	**1,518**	1,109
	35,318	33,817

本集團設有一套既定之信貸政策。一般信貸期為30日。

3. 經營溢利

	未經審核 截至六月三十日止六個月 二零零四年 千美元	 二零零三年 千美元
經營溢利已計入及扣除下列各項：		
計入		
利息收入	**2,035**	1,402
其他投資之股息收入	**485**	796
負商譽攤銷	**2,849**	3,026
其他投資之已實現收益淨額	**1,565**	27
其他投資之未實現收益淨額	**4,215**	9,418
扣除		
固定資產折舊	**18,201**	17,385
因物業裝修而棄置之固定資產	**4,420**	8,682
營運中已售或消耗之存貨成本	**43,549**	29,249
員工成本	**88,353**	74,283
融資費用總額	**24,955**	23,918
減：資本化金額	**(1,401)**	(686)
融資費用淨額	**23,554**	23,232

4. 税項

	未經審核 截至六月三十日止六個月 二零零四年 千美元	 二零零三年 千美元
香港利得税		
一本期間撥備	**1,904**	216
一遞延	**1,263**	1,901
香港以外地區之税項		
一本期間撥備	**11,318**	3,502
一遞延	**6,218**	9,077
應佔聯營公司税項	**9,736**	5,957
	30,439	20,653

(a) 香港利得税乃按本集團屬下在香港經營之公司之估計應課税溢利按17.5%（二零零三年：17.5%）税率作出撥備。

(b) 香港以外地區之税項包括附屬公司所派發之股息而應付之預扣税及本集團屬下在香港以外地區經營之公司以估計應課税溢利按適用税率作出撥備之税項。

2. 分部報告(續)

分部收益及業績(百萬美元)

截至二零零三年六月三十日止六個月(未經審核)

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
營業額									
對外銷售	43.6	60.1	32.2	31.9	14.3	28.3	11.6	–	222.0
內部分部間銷售	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	–
合計	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
業績									
分部業績	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	–	22.5
利息收入									1.4
股息收入									0.8
其他投資之未實現收益淨額									9.4
未分配企業支出									(1.8)
負商譽攤銷									3.0
未計融資費用前之經營溢利									35.3
融資費用									(23.2)
經營溢利									12.1
應佔聯營公司業績	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
稅項									(20.6)
少數股東權益									(1.6)
股東應佔溢利									5.6

期內本集團按業務分部呈列之營業額及業績分析如下:

	未經審核 截至六月三十日止六個月			
	二零零四年		二零零三年	
	營業額 *百萬美元*	**分部業績** *百萬美元*	營業額 *百萬美元*	分部業績 *百萬美元*
酒店營運				
一房租	**170.0**		100.6	
一餐飲銷售	**131.9**		92.4	
一提供配套服務	**24.3**		18.0	
	326.2	**83.6**	211.0	21.5
酒店管理及相關服務費用	**19.1**	**3.7**	11.5	(1.0)
物業租金	**8.5**	**3.2**	7.8	2.0
抵銷	**(13.0)**	**–**	(8.3)	–
	340.8	**90.5**	222.0	22.5

2. 分部報告*（續）*

期內本集團按資產所在地呈列之地區分部收益及業績分析如下：

分部收益及業績（百萬美元）
截至二零零四年六月三十日止六個月（未經審核）

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
營業額									
對外銷售	71.0	101.4	42.5	49.0	21.6	41.2	14.1	–	340.8
內部分部間銷售	3.0	4.4	2.1	1.2	1.0	1.1	0.2	(13.0)	–
合計	74.0	105.8	44.6	50.2	22.6	42.3	14.3	(13.0)	340.8
業績									
分部業績	7.5	38.0	12.9	14.8	7.9	9.3	0.1	–	90.5
利息收入									2.0
股息收入									0.5
其他投資之已實現收益淨額									1.6
其他投資之未實現收益淨額									4.2
未分配企業支出									(2.6)
負商譽攤銷									2.8
未計融資費用前之經營溢利									99.0
融資費用									(23.6)
經營溢利									75.4
應佔聯營公司業績	–	26.7	–	0.9	–	1.2	0.5	–	29.3
稅項									(30.4)
少數股東權益									(5.6)
股東應佔溢利									68.7

簡明綜合賬目附註

1. 主要會計政策及編製基準

未經審核簡明綜合賬目乃根據由香港會計師公會頒佈之香港會計實務準則(「會計準則」)第25號「中期財務報告」而編製。此等簡明賬目須與二零零三年之全年財務報表一併閱讀。編製此等本會計期間之簡明賬目所採用之會計政策及計算方法與編製截至二零零三年十二月三十一日止年度之全年賬目所採用者一致。此外,本集團亦於期內發行可換股債券,本集團所採納有關可換股債券之會計政策如下:

可換股債券乃以面值加應計贖回溢價於資產負債表內列賬。贖回溢價採用實際利率法計算。發行可換股債券所產生之發行費用經已資本化並以直線法按可換股債券之有效期間攤銷。

2. 分部報告

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域:

香港	－	擁有、營運及管理酒店
中國國內	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
菲律賓	－	擁有、營運及管理酒店
新加坡	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
泰國	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
馬來西亞	－	擁有、營運及管理酒店、擁有及營運高爾夫球會所
	－	擁有及出租辦公室、商舖及服務式公寓
其他國家	－	擁有、營運及管理酒店

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部:

酒店營運	－	擁有及經營酒店業務
酒店管理	－	提供酒店管理及相關服務
物業租賃	－	擁有及出租辦公室、商舖及服務式公寓

簡明綜合權益變動表（未經審核）

	股本 千美元	股份溢價 千美元	繳入盈餘 千美元	股本贖回儲備 千美元	投資物業重估儲備 千美元	佔聯營公司之投資物業重估儲備 千美元	外滙變動儲備 千美元	資本儲備 千美元	其他儲備 千美元	保留溢利 千美元	總額 千美元
於二零零四年一月一日總權益	282,003	533,237	389,741	10,666	456,368	194,078	(137,586)	601,490	1,340	292,664	2,624,001
匯兌差額（附註11）	–	–	–	–	–	–	(9,231)	–	–	–	(9,231)
未於損益賬內確認之虧損淨額	–	–	–	–	–	–	(9,231)	–	–	–	(9,231)
本期溢利	–	–	–	–	–	–	–	–	–	68,689	68,689
二零零三年度擬派末期股息	–	–	–	–	–	–	–	–	–	(24,258)	(24,258)
發行股份所產生之款額（附註9）	23,581	150,616	–	–	–	–	–	–	–	–	174,197
於二零零四年六月三十日總權益	**305,584**	**683,853**	**389,741**	**10,666**	**456,368**	**194,078**	**(146,817)**	**601,490**	**1,340**	**337,095**	**2,833,398**
於二零零三年一月一日總權益	281,788	531,976	389,741	10,666	474,234	188,229	(161,136)	601,490	1,057	237,047	2,555,092
重估虧損淨額（已扣除遞延税項負債）	–	–	–	–	–	(7,445)	–	–	–	–	(7,445)
匯兌差額（附註11）	–	–	–	–	–	–	1,263	–	–	–	1,263
未於損益賬內確認之收益／（虧損）淨額	–	–	–	–	–	(7,445)	1,263	–	–	–	(6,182)
本期溢利	–	–	–	–	–	–	–	–	–	5,599	5,599
於二零零三年六月三十日總權益	281,788	531,976	389,741	10,666	474,234	180,784	(159,873)	601,490	1,057	242,646	2,554,509

簡明綜合現金流量表(未經審核)

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千美元	*千美元*
經營業務產生之現金淨額	**65,173**	5,005
投資業務所用之現金淨額	**(60,318)**	(43,049)
融資業務產生之現金淨額	**194,376**	21,366
現金及現金等值項目之增加/(減少)	**199,231**	(16,678)
於一月一日之現金及現金等值項目	**149,830**	126,723
於六月三十日之現金及現金等值項目	**349,061**	110,045
現金及現金等值項目結存分析:		
現金及銀行結存	**349,314**	112,543
銀行透支	**(253)**	(2,498)
	349,061	110,045

簡明綜合資產負債表

	附註	未經審核 二零零四年 六月三十日 千美元	經審核 二零零三年 十二月三十一日 千美元
非流動資產			
固定資產	6	**3,808,159**	3,761,606
負商譽		**(112,938)**	(116,265)
聯營公司		**730,574**	721,589
長期投資及應收款項		**5,813**	1,844
遞延税項資產		**4,911**	4,342
		4,436,519	4,373,116
流動資產			
存貨		**18,313**	17,364
應收賬項、預付款項及訂金	7	**73,970**	59,731
聯營公司之欠款		**78,377**	79,291
少數股東之欠款		**13,873**	13,873
其他投資		**44,522**	48,794
現金及銀行結存		**349,314**	150,343
		578,369	369,396
流動負債			
應付賬項及應計項目	8	**145,681**	147,583
欠少數股東之款項		**5,669**	5,888
税項		**5,967**	1,725
銀行貸款、透支及其他借款		**131,680**	177,993
應付股息		**24,258**	—
		313,255	333,189
流動資產淨額		**265,114**	36,207
總資產減流動負債		**4,701,633**	4,409,323
資金來源：			
股本	9	**305,584**	282,003
儲備		**2,190,719**	2,049,334
保留溢利		**309,797**	268,406
擬派股息		**27,298**	24,258
股東資金		**2,833,398**	2,624,001
少數股東權益及貸款		**393,869**	391,539
		3,227,267	3,015,540
非流動負債			
銀行貸款		**908,344**	1,037,218
可換股債券	10	**201,731**	—
遞延税項		**364,291**	356,565
		4,701,633	4,409,323

簡明綜合損益賬(未經審核)

	附註	截至六月三十日止六個月 二零零四年 千美元	 二零零三年 千美元
營業額		**340,834**	221,978
銷售成本		**(141,178)**	(102,014)
毛利		**199,656**	119,964
其他收入		**8,723**	12,529
市場推廣開支		**(14,879)**	(10,451)
行政開支		**(26,098)**	(22,588)
其他經營開支		**(68,391)**	(64,113)
未計融資費用前之經營溢利		**99,011**	35,341
融資費用		**(23,554)**	(23,232)
經營溢利	*3*	**75,457**	12,109
應佔聯營公司業績		**29,265**	15,718
除税前溢利		**104,722**	27,827
税項	*4*	**(30,439)**	(20,653)
除税後溢利		**74,283**	7,174
少數股東權益		**(5,594)**	(1,575)
股東應佔溢利		**68,689**	5,599
中期股息		**27,298**	16,767
每股基本盈利	*5*	**2.97美仙**	0.26美仙
每股攤薄盈利	*5*	**2.93美仙**	不適用

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

獨立審閱報告
致香港格里拉(亞洲)有限公司董事會
(於百慕達註冊成立之有限公司)

引言

本所已按香港格里拉(亞洲)有限公司指示，審閱第4至15頁所載的中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報告的編制須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零四年六月三十日止六個月的中期財務報告作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年九月七日

香格里拉(亞洲)有限公司(「本公司」)之董事會欣然公佈本公司及其附屬公司(「本集團」)與其聯營公司截至二零零四年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港核數準則第700號「審閱中期財務報告的委聘」作出審閱，並經由董事會之審核委員會審閱。核數師之審閱報告載於第3頁。

截至二零零四年六月三十日止六個月之股東應佔綜合溢利由上年度同期之5,600,000美元(每股0.26美仙)增至68,700,000美元(每股2.97美仙)。

本期間內，本公司根據一項配售現有股份及補足認購新股份之安排，按每股7.4港元發行183,832,000股新股。綜合資產淨值從二零零三年十二月三十一日之2,624,000,000美元(每股1.20美元)增至二零零四年六月三十日之2,833,400,000美元(經擴大股本每股1.20美元)。於二零零四年六月三十日，本集團之借款淨額(銀行貸款、透支、可換股債券及其他借款之總額減現金及銀行結存)與股東資金比率從二零零三年十二月三十一日之40.6%下降至31.5%。

董事會已宣佈派發二零零四年之中期股息每股**9港仙**(二零零三年：每股6港仙)，將於二零零四年十二月七日(星期二)派發予在二零零四年十月六日(星期三)名列本公司股東名冊內之股東，並賦予合資格股東以股代息之選擇權利，以選擇收取入賬列作已繳足股款之新股代替現金收取全部或部份中期股息(「二零零四年以股代中期股息計劃」)。預期股息單及／或根據二零零四年以股代中期股息計劃而將予發行之新股份股票將於二零零四年十二月七日(星期二)或相近日子派發予有關之股東。

二零零四年以股代中期股息計劃須待下列條件達成後方可作實：(a)據此將予發行之新股之發行價不少於本公司每股股份之面值；及(b)香港聯合交易所有限公司(「香港聯交所」)及新加坡證券交易所有限公司批准據此將予發行之新股上市及買賣。倘在極不可能情況下有任何條件未能達成，則股東將全數以現金收取二零零四年中期股息。根據二零零四年以股代中期股息計劃將予發行之新股之發行價，將參考由董事會決定之五個連續交易日本公司股份在香港聯交所所報之平均收市價後釐定。其後將於報章刊發公佈，載列根據二零零四年以股代中期股息計劃配發新股之基準及發行價。一份載有二零零四年以股代中期股息計劃詳情之通函連同選擇表格(如適用)，將於二零零四年十月二十一日(星期四)或相近日子寄發予有關之股東。

公司資料

二零零四年九月七日

董事會

執行董事
郭孔錀先生*(主席)*
叶龍蜚先生*(副主席)*
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生*
蘇慶贊先生*
Timothy David DATTELS先生*
何建昌先生
(何建源先生之替任董事)

* *獨立非執行董事*

薪酬委員會

郭孔錀先生*(主席)*
叶龍蜚先生
Giovanni ANGELINI先生
何建源先生
蘇慶贊先生

審核委員會

Alexander Reid HAMILTON先生*(主席)*
何建源先生
蘇慶贊先生

公司秘書

高秀麗女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈
21樓

香港股份過戶登記分處

雅柏勤證券登記有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

公司網址

http://www.shangri-la.com

財務資料

http://www.ir.shangri-la.com

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司